03 JAN 13 AM 10: 27

Exemption #: 82-5037

January 10, 2003

03003087

SUPPL

Attn: Paul Dudek
Securities and Exchange Con
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a third amended Notice of Meeting and Record date from the original dated December 16, 2002. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Director
Investor Relations and Communications

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 1/14

AMENDED NOTICE OF MEETING

January 10, 2003

SASKATCHEWAN WHEAT POOL: CUSIP No. 80391Z AB 7 and 80391Z AA 9

Please be advised that Saskatchewan Wheat Pool has **amended the meeting date** for its Medium Term Note holders. The meeting date is set for January 31, 2003 (not January 29, 2003.) The record date remains unchanged at January 3, 2003.

Notice of these dates has been provided to the Toronto Stock Exchange, ADP Investor Communications, and our transfer agent and the MTN Trustee, CIBC Mellon Trust. CIBC Mellon Trust will provide notice to The Canadian Depository for Securities Ltd.

Sincerely,

"Colleen Vancha"

Colleen Vancha, Director
Investor Relations & Communications

cc: Deloitte & Touche
MacPherson Leslie & Tyerman
CIBC Mellon Trust
ADP Investor Communications
Susan Engel